AH 6-21-2005

SE 05042244 OMMISSION

C 6/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 31 2005 WASH. D.C.

SEC FILE NUMBER
8-53292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Northern Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15413 East Valleyway, Suite 101
(No. and Street)

Veradale, WA 99037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Culbertson 509-892-0754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800 Spokane, WA 99201
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Culbertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Northern Financial Services, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORRAINE LUCAS
COMMISSION EXPIRES
NOTARY
PUBLIC
9-1-07
STATE OF WASHINGTON

Michael L. Culbertson
Signature

V.P., C.O.O.
Title

Lorraine Lucas
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NORTHERN FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

MARCH 31, 2005

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Great Northern Financial Securities, Inc.
Veradale, Washington

We have audited the accompanying statement of financial condition of Great Northern Financial Securities, Inc. (the Company) as of March 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Financial Securities, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
April 15, 2005

GREAT NORTHERN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	March 31, 2005
Cash and cash equivalents	$ 294,673
Concessions receivable	263,068
Receivable from clearing organization	-
Prepaid expenses and other current assets	12,574
Equipment, net	18,687
Deposit with clearing organization	33,493
TOTAL ASSETS	$ 622,495

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 275,498
Other liabilities	50,502
TOTAL LIABILITIES	326,000
STOCKHOLDER'S EQUITY	
Common stock $0.0001 par value; 10,000 shares authorized; 263 shares issued and outstanding	-
Additional paid-in capital	162,200
Retained earnings	134,295
	296,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 622,495

See accompanying notes.

	Year Ended March 31, 2005
REVENUES	
Commissions	$ 5,462,663
Other	315,262
	5,777,925
EXPENSES	
Commission expense	4,884,986
Employee compensation and benefits	362,203
Clearance fees	95,044
Occupancy	21,798
Depreciation	3,065
Professional fees	35,181
Advertising	15,028
Postage and telephone	26,691
Professional development	75,596
Data processing	300
Other	39,269
	5,559,161
NET INCOME	$ 218,764

See accompanying notes.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, March 31, 2004	263	$ -	$ 162,200	$ 82,531	$ 244,731
Dividend ($634.98 per share)	-	-	-	(167,000)	(167,000)
Net income	-	-	-	218,764	218,764
Balance, March 31, 2005	263	$ -	$ 162,200	$ 134,295	$ 296,495

See accompanying notes.

	Year Ended March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 218,764
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Deferred income tax expense	-
Depreciation	3,065
Deposit with clearing organization	(8,493)
Concessions receivable	228,399
Prepaid expenses	226
Commissions payable	(181,186)
Other liabilities	15,846
Net cash provided by operating activities	276,621
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(21,210)
Net cash used by investing activities	(21,210)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend on common stock	(167,000)
Net cash used by financing activities	(167,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	88,411
Cash and cash equivalents, beginning of year	206,262
Cash and cash equivalents, end of year	$ 294,673

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Description of business:
Great Northern Financial Securities, Inc. (the Company) changed its name from RunMoney Financial Services, Inc. in June 2002. The Company was established on April 1, 2001, by RunMoney Corporation, to operate as a securities broker-dealer for the accounts of customers. On February 20, 2002, Great Northern Financial Services, Inc. (Great Northern), a financial services company, purchased all the outstanding stock of the Company from RunMoney Corporation. The Company is a wholly-owned subsidiary of Great Northern Financial Services, Inc.

The Company is incorporated in the state of Delaware and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD).

Securities transactions:
Securities transactions and the related commission revenue and commission expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of March 31, 2005, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Cash and cash equivalents:
For purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily convertible to cash.

Equipment:
Equipment is stated at cost and depreciated over its estimated useful life of five years using the straight-line method.

Advertising expenses:
The Company expenses advertising costs as incurred. Advertising expenses during the year ended March 31, 2005, were approximately $15,028.

Federal income tax:
Effective April 1, 2003, the Company, with the consent of its stockholder, elected to become a Qualified Subchapter S Subsidiary of its parent, Great Northern Financial Services, Inc., which is taxed as a Subchapter S Corporation. As a result, in lieu of corporate income taxes, the taxable income of the Company will pass through to its parent.

Use of estimates:
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Legent Clearing, Inc., (Legent) whereby Legent clears security transactions, carries customer accounts, finances, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The Company also may enter into direct selling agreements with various companies, including mutual funds, whose transactions are processed through subscription agreements without clearing through Legent.

Note 3 - Lease Commitments

The Company's offices and certain equipment are rented under noncancelable lease agreements. The future minimum rental payments are:

Fiscal Year Ending		
2006	$	19,450
2007		16,260
	$	35,710

Rent expense was approximately $17,416 for the year ended March 31, 2005.

Note 4 - Related Party Transactions

As the Company and Great Northern Financial Services are under common control, the Company's financial position and operating results as of and for the year ended March 31, 2005, are significantly different from those that would have been obtained if the entities were autonomous.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital, as defined, shall not be less than 120% of the required capital of $5,000. At March 31, 2005, the Company had net capital of $233,839, which was $212,106 in excess of its required net capital. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1 at March 31, 2005.

Note 6 - Concentrations of Credit Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

The Company places its cash with high credit quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk.

Note 7 - Report on Internal Control

In accordance with certain rules of the SEC, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at the regional office of the SEC.



SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Equity	$	296,495
Deductions		
Unsecured receivables, equipment, and other assets		(62,656)
NET CAPITAL	$	233,839

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$	326,000
AGGREGATE INDEBTEDNESS	$	326,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	21,733
Excess net capital	$	212,106
Percentage of aggregate indebtedness to net capital		139%
Ratio of aggregate indebtedness to net capital		1.39 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of March 31, 2005, computed by the Company in its Form X-17A-5, Part IIA, as filed with the NASD on April 25, 2005, does not differ materially from the above computation, which is based on audited financial statements.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.



CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Great Northern Financial Securities, Inc.
Veradale, Washington

In planning and performing our audit of the financial statements of Great Northern Financial Securities, Inc. for the year ended March 31, 2005, we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to on the previous page, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above. The material weakness that came to our attention is a lack of segregation of duties with respect to accounting functions, in conjunction with employment of inexperienced accounting personnel. These conditions are inherent in a company of this small size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be, and should not be used by anyone other than those specified parties.

Moss Adams LLP

Spokane, Washington
April 15, 2005